FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to

ANNUAL REPORT

of

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

(Name of Registrant)

and

THE REPUBLIC OF AUSTRIA

(Guarantor and Co-Signatory)

Date of end of last fiscal year: December 31, 2018

SECURITIES REGISTERED

(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

*	The Registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Marc O. Plepelits, Esq.

Allen & Overy LLP

Haus am OpernTurm

Bockenheimer Landstrasse 2

60306 Frankfurt am Main, Germany

EXPLANATORY NOTE

This amendment no. 3 to annual report is jointly filed by Oesterreichische Kontrollbank Aktiengesellschaft (“OeKB” or the “Bank”), a corporation incorporated under the laws of the Republic of Austria (“Austria” or the “Republic”), and Austria. All debt securities issued by OeKB are unconditionally guaranteed as to due and punctual payment of principal, interest and additional interest, if any, by Austria.

OeKB and Austria hereby amend the annual report on Form 18-K for the fiscal year ended December 31, 2018 as follows:

•

Exhibit (d) is hereby amended by replacing the text under the caption “Republic of Austria—Form of Government” with the text under the caption “Republic of Austria—Form of Government” on page 2 hereof;

•

Exhibit (d) is hereby amended by replacing the text under the caption “Republic of Austria—Political Parties” with the text under the caption “Republic of Austria—Political Parties” on page 3 hereof; and

•

Exhibit (d) is hereby amended by replacing the text under the caption “Republic of Austria—The Economy—Recent Developments—EU Withdrawal Negotiations with the United Kingdom” with the text under the caption “Republic of Austria—The Economy—Recent Developments—EU Withdrawal Negotiations with the United Kingdom” on page 3 hereof.

This amendment no. 3 to the Bank’s annual report on Form 18-K for the year ended December 31, 2018 is intended to be incorporated by reference into the prospectus filed jointly by OeKB and Austria, dated September 14, 2018, and any future prospectus filed by OeKB and Austria with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

REPUBLIC OF AUSTRIA

FORM OF GOVERNMENT

Under the Austrian Federal Constitution Act of 1920, as amended in 1929 (the “Constitution”), Austria is a democratic and federal republic, with legislative and executive powers divided between the federal government and the nine constituent provinces.

The legislative power of the federal government is vested in a bi-cameral legislature consisting of the Nationalrat and the Bundesrat. The members of the Nationalrat are elected for a period of five years by direct, secret, popular suffrage under a system of proportional representation. The Nationalrat may be dissolved before the termination of the term of five years for which it is elected, by its own action or, in certain circumstances, by the Federal President. The present Nationalrat was elected on September 29, 2019. The members of the Bundesrat are elected periodically by the legislatures of the provinces in proportion to the populations of the nine provinces.

The executive powers of the federal government are vested in the Federal President, the Chancellor and the Cabinet. The Federal President is elected by direct, secret, popular suffrage for a term of six years. Dr. Alexander Van der Bellen was elected Federal President on December 4, 2016 and assumed office on January 26, 2017. The chief constitutional powers of the Federal President are the appointment of the Chancellor and his Cabinet and the dissolution of the Nationalrat. The present administration was formed on January 7, 2020 by a coalition of the Austrian People’s Party and the Austrian Green Party and is led by Sebastian Kurz of the Austrian People’s Party as Chancellor and Werner Kogler of the Austrian Green Party as Vice-Chancellor.

The judicial power is exercised by the federal courts. Courts of last resort are provided for questions of civil and criminal law and for questions of administrative law. A separate constitutional court has primary competence to determine the constitutionality of all legislative and administrative acts of the federal government and the provinces.

POLITICAL PARTIES

The following table shows the political affiliations of the members of the Nationalrat after the most recent elections and the current composition of the Bundesrat.

	Nationalrat				Bundesrat
	2008 Elections	2013 Elections	2017 Elections	2019 Elections	Composition since November 2019
Austrian People’s Party (ÖVP)	51	47	62	71	23
Social Democratic Party of Austria (SPÖ)	57	52	52	40	20
Freedom Party of Austria (FPÖ)	34	40	51	30	14
Austrian Green Party (Grüne)	20	24	—	26	4
The New Austria and Liberal Forum (NEOS)	—	9	10	15	—
Peter Pilz List (PILZ)	—	—	8	—	—
Team Frank Stronach (FRANK)	—	11	—	—	—
Alliance for the Future of Austria (BZÖ)	21	—	—	—	—
Without party affiliation	—	—	—	1	—
Total	183	183	183	183	61

SOURCE: Data published by the Parliament of Austria.

THE ECONOMY

Recent Developments

EU Withdrawal Negotiations with the United Kingdom

On June 23, 2016, the electorate in the United Kingdom voted in favour of the United Kingdom leaving the European Union, commonly referred to as “Brexit”. Thereafter, on March 29, 2017, the United Kingdom formally notified the European Union of its intention to withdraw pursuant to Article 50 of the Lisbon treaty. The European Union treaties cease to apply to a withdrawing member state from the date of entry into force of an agreement setting out the arrangements for the member state’s withdrawal, or on the second anniversary of the notification of the withdrawal.

The withdrawal of the United Kingdom from the European Union was due to occur on March 29, 2019, but was first extended to October 31, 2019 and thereafter to January 31, 2020. On October 17, 2019, the European Commission and United Kingdom negotiators agreed to a revised withdrawal agreement, which was endorsed by the European Council. Legislation giving legal effect to the withdrawal agreement was adopted by the parliament of the United Kingdom on January 23, 2020. The withdrawal agreement provides that the United Kingdom’s exit from the European Union by January 31, 2020 will be followed by a transition period until December 31, 2020, during which the European Union and the United Kingdom will negotiate new arrangements for their future relationship.

SIGNATURE OF OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

Pursuant to the requirements of the Securities Exchange Act of 1934, Oesterreichische Kontrollbank Aktiengesellschaft has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vienna, Austria, on the 28th day of January, 2020.

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

/s/ MONIKA SEITELBERGER
Name:	Monika Seitelberger
Title:	Director

/s/ MAXIMILIAN PLATTNER
Name:	Maximilian Plattner
Title:	Director

SIGNATURE OF THE REPUBLIC OF AUSTRIA

Pursuant to the requirements of the Securities Exchange Act of 1934, the Republic of Austria has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vienna, Austria, on the 28th day of January, 2020.

THE REPUBLIC OF AUSTRIA

/s/ MAG. SILVIA MACA
Name:	Mag. Silvia Maca
Title:	Director, Head of the Division for Export Financing and International Export Promotion Policy, Ministry of Finance of the Republic of Austria

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